December 23, 2004

Dear Norstan Shareholder:

      We are pleased to inform you that on December 20, 2004, Norstan, Inc. (“Norstan”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Black Box Corporation (“Black Box”), a Delaware corporation, and Black Box’s wholly owned subsidiary, SF Acquisition Co., a Minnesota corporation (“Purchaser”).

      Under the terms of the Merger Agreement, the Purchaser is commencing today a tender offer to purchase all outstanding shares of Norstan common stock, par value $.10 per share (“Common Stock”), at a price of $5.60 per share net in cash, without interest. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, January 24, 2005. Following the successful completion of the tender offer (and subject to the satisfaction or waiver of certain additional conditions), the Purchaser will be merged with and into Norstan, and all shares of Common Stock not purchased in the tender offer (other than shares of Common Stock held by Black Box, the Purchaser and their respective subsidiaries) will be converted into the right to receive in cash the same price per share as paid in the tender offer.

      The Norstan board of directors (the “Board”) has unanimously approved and adopted the Merger Agreement, the tender offer and the merger and has determined that the Merger Agreement, the tender offer and the merger are fair to and in the best interests of the holders of Common Stock. Accordingly, the Board recommends that you accept the tender offer and vote to adopt the Merger Agreement (if a vote becomes required under applicable law).

      Enclosed with this letter is a Schedule 14D-9 containing the recommendation of the Board and explaining the reasons behind the recommendation, as well as the background to the transaction and other important information. Included as Annex A to our Schedule 14D-9 is the written opinion, dated December 20, 2004, of KeyBanc Capital Markets, a division of McDonald Investments, Inc., financial advisor to the Board, to the effect that, as of the date and based on and subject to the matters stated in such opinion, the $5.60 per share cash consideration to be received by Norstan shareholders was fair, from a financial point of view, to the Norstan shareholders.

      Also accompanying this letter is a copy of the Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of the Purchaser’s tender offer and provide instructions as to how to tender your shares of Common Stock. We urge you to read and consider all of the enclosed materials carefully.

Very truly yours,

/s/ SCOTT G. CHRISTIAN

SCOTT G. CHRISTIAN
President and Chief Executive Officer